Exhibit 8

List of Subsidiaries of Crystallex International Corporation

Subsidiary Name	Jurisdiction of Incorporation

Crystallex Procurement Services Inc.	USA

Arbco BVI	British Virgin Islands

Dindirri XXI	Spain

Corporacion Suayca, C.A.	Venezuela

Crystallex de Uruguay S.A.	British Virgin Islands

Crystallex de Venezuela C.A.	Venezuela

0702259 B.C. Ltd.	British Columbia, Canada

ECM (Venco) Ltd.	Bermuda

Osmin Holdings Ltd.	Bermuda

Auriferos El Callao C.A.	Venezuela

Corporacion Minera Las Mercedes

El Carapo C.A.	Venezuela

Bolivar Goldfields A.V.V.	Aruba

Orinoquia Mining A.V.V.	Aruba

Mineras Bonanza C.A.	Venezuela

Revemin II C.A.	Venezuela